U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Alcon Holdings Inc. (1)
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   (Last)               (First)                 (Middle)

   6201 South Freeway
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                                    (Street)

   Forth Worth,                        TX                       76134-2099
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   7/5/00

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Summit Autonomous Inc. (Nasdaq: BEAM)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form Filed by One Reporting Person

   [ x ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Common Stock, par value
   $.01 per share                         41,944,555                   I                  See Explanation of Responses below.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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
Explanation of Responses:

(1) This filing is a joint filing with Alcon Acquisition Corp. Alcon Acquisition Corp. owns 41,944,555 shares of Common Stock, par value $0.01 per share, of Summit Autonomous Inc. (the "Shares"). All of the common stock of Alcon Acquisition Corp. is owned by Alcon Holdings Inc. As a result, Alcon Holdings Inc. may be deemed to beneficially own any Shares owned by Alcon Acquisition Corp.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                              /s/ Timothy R.G. Sear         July 13, 2000
                         ------------------------------     ------------------
                         Name:  Timothy R.G. Sear                Date
                         Title: Chairman of the Board,
                                Chief Executive Officer
                                and President

                         **Signature of Reporting Person


                               Page 2 of 3 pages

                            JOINT FILER INFORMATION
                            -----------------------

Title of Securities:  Common Stock, par value $0.01 per share

Issuer & Ticker Symbol:  Summit Autonomous Inc. (BEAM)

Designated Filer:  Alcon Holdings Inc.

Other Joint Filers:

     Alcon Acquisition Corp.
     6201 South Freeway
     Fort Worth, TX 76134-2099

Date of Event
Requiring Statement:  July 5, 2000


     by    /s/ Elaine E. Whitbeck
          ------------------------------------
          Name:  Elaine E. Whitbeck
          Title: President




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